                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)
         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
          13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT RULE 13D-2(A)

                             (AMENDMENT NO. __) (1)

                       GAMING & ENTERTIANMENT GROUP, INC.
                             ----------------------
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         ------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    656541208
                                  -------------
                                 (CUSIP NUMBER)

                                STEPHEN M. MERKEL
                            CANTOR G&W (NEVADA), L.P.
                              135 EAST 57TH STREET
                            NEW YORK, NEW YORK 10022

                                 WITH A COPY TO:

                              CLIFFORD A. BRANDEIS
                          ZUKERMAN GORE & BRANDEIS, LLP
                                875 THIRD AVENUE
                                   28TH FLOOR
                            NEW YORK, NEW YORK 10022
                                  212-223-6700

           ----------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                DECEMBER 8, 2004
             -------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b)
     for other parties to whom copies are to be sent.

---------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    PAGE 1 OF 16 SEQUENTIALLY NUMBERED PAGES

CUSIP NO. 656541208                     13D                   PAGE 2 OF 16 PAGES

--------------------------------------------------------------------------------
(1) NAME OF REPORTING PERSONS: CANTOR G&W (NEVADA), L.P.
    S.S. OR I.R.S. IDENTIFICATION NOS.
    OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER
     OF A GROUP              (a) [ ]         (b) [ ]
--------------------------------------------------------------------------------
(3) SEC USE ONLY

--------------------------------------------------------------------------------
(4) SOURCE OF FUNDS*              WC

--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
(6) CITIZEN OR PLACE OF ORGANIZATION:          NEVADA

--------------------------------------------------------------------------------
NUMBER OF SHARES          (7) SOLE VOTING
BENEFICIALLY OWNED        POWER                      20,152,669
BY EACH REPORTING
 PERSON WITH              ------------------------------------------------------
                          (8) SHARED VOTING
                          POWER

                          ------------------------------------------------------
                          (9) SOLE DISPOSITIVE POWER
                          20,152,669

                          ------------------------------------------------------
                          (10) SHARED DISPOSITIVE
                          POWER

--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,152,669
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      65.6%

--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON                     PN

--------------------------------------------------------------------------------

CUSIP NO. 656541208                     13D                   PAGE 3 OF 16 PAGES

--------------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSONS: CANTOR G&W (NEVADA), LLC
     S.S. OR I.R.S. IDENTIFICATION NOS.
     OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER
     OF A GROUP           (a) [ ]      (b) [ ]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*               WC

--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
(6)  CITIZEN OR PLACE OF ORGANIZATION:          DELAWARE

--------------------------------------------------------------------------------
NUMBER OF SHARES          (7) SOLE VOTING
BENEFICIALLY OWNED        POWER    20,152,669 (All shares beneficially
BY EACH REPORTING                  owned directly by Cantor G&W (Nevada), L.P.)
PERSON WITH
                          ------------------------------------------------------
                          (8) SHARED VOTING
                          POWER

                          ------------------------------------------------------
                          (9) SOLE DISPOSITIVE
                          POWER     20,152,669 (All shares beneficially
                                    owned directly by Cantor G&W (Nevada), L.P.)

                          ------------------------------------------------------
                          (10) SHARED DISPOSITIVE
                          POWER
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,152,669

--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      65.6%

--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON                   OO

--------------------------------------------------------------------------------

CUSIP NO. 656541208                      13D                  PAGE 4 OF 16 PAGES

--------------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSONS: CANTOR G&W, L.P.
     S.S. OR I.R.S. IDENTIFICATION NOS.
     OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER
     OF A GROUP            (a) [ ]       (b) [ ]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*               WC

--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
(6)  CITIZEN OR PLACE OF ORGANIZATION:          DELAWARE

--------------------------------------------------------------------------------
NUMBER OF SHARES          (7) SOLE VOTING
BENEFICIALLY OWNED        POWER    20,152,669 (All shares beneficially
BY EACH REPORTING                  owned directly by Cantor G&W (Nevada), L.P.)
PERSON WITH
                          ------------------------------------------------------
                          (8) SHARED VOTING
                          POWER

                          ------------------------------------------------------
                          (9) SOLE DISPOSITIVE
                          POWER     20,152,669 (All shares beneficially
                                    owned directly by Cantor G&W (Nevada), L.P.)

                          ------------------------------------------------------
                          (10) SHARED DISPOSITIVE
                          POWER
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,152,669

--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      65.6%

--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON                    PN

--------------------------------------------------------------------------------

CUSIP NO. 656541208                     13D                   PAGE 5 OF 16 PAGES

--------------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSONS: CANTOR G&W HOLDINGS, LLC
     S.S. OR I.R.S. IDENTIFICATION NOS.
     OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER
     OF A GROUP           (a) [ ]       (b) [ ]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*               WC

--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
(6)  CITIZEN OR PLACE OF ORGANIZATION:          DELAWARE

--------------------------------------------------------------------------------
NUMBER OF SHARES          (7) SOLE VOTING
BENEFICIALLY OWNED        POWER    20,152,669 (All shares beneficially
BY EACH REPORTING                  owned directly by Cantor G&W (Nevada), L.P.)
PERSON WITH
                          ------------------------------------------------------
                          (8) SHARED VOTING
                          POWER

                          ------------------------------------------------------
                          (9) SOLE DISPOSITIVE
                          POWER     20,152,669 (All shares beneficially
                                    owned directly by Cantor G&W (Nevada), L.P.)

                          ------------------------------------------------------
                          (10) SHARED DISPOSITIVE
                          POWER
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,152,669

--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      65.6%

--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON                   OO

--------------------------------------------------------------------------------

CUSIP NO. 656541208                     13D                  PAGE 6 OF 16 PAGES

--------------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSONS: HOWARD W. LUTNICK
     S.S. OR I.R.S. IDENTIFICATION NOS.
     OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER   (a) [ ]
     OF A GROUP           (b) [ ]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*               WC

--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
(6)  CITIZEN OR PLACE OF ORGANIZATION:          DELAWARE

--------------------------------------------------------------------------------
NUMBER OF SHARES          (7) SOLE VOTING
BENEFICIALLY OWNED        POWER    20,152,669 (All shares beneficially
BY EACH REPORTING                  Owned directly by Cantor G&W (Nevada), L.P.)
PERSON WITH
                          ------------------------------------------------------
                          (8) SHARED VOTING
                          POWER

                          ------------------------------------------------------
                          (9) SOLE DISPOSITIVE
                          POWER     20,152,669 (All shares beneficially
                                    Owned directly by Cantor G&W (Nevada), L.P.)

                          ------------------------------------------------------
                          (10) SHARED DISPOSITIVE
                          POWER
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,152,669

--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      65.6%

--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON                   IN

--------------------------------------------------------------------------------

CUSIP NO. 656541208                     13D                   PAGE 7 OF 16 PAGES

ITEM 1. SECURITY AND ISSUER

         This Statement on Schedule 13D (this "Schedule 13D") relates to the shares of common stock, par value $.01 per share (the "Common Stock"), of Gaming
& Entertainment Group, Inc., a Utah corporation (the "Company"). The principal executive offices of the Company are located at 6757 Spencer Street, Las Vegas,
Nevada 89119.

ITEM 2. IDENTITY AND BACKGROUND

         This Schedule 13D is being filed pursuant to a Joint Filing Agreement
(attached as Exhibit 1 and incorporated herein by reference) by

        (i)     Cantor G&W (Nevada), L.P., a Nevada limited partnership ("Nevada
                LP");

        (ii)    Cantor G&W (Nevada), LLC, a Delaware limited liability company
                ("Delaware LLC");

        (iii)   Cantor G&W, L.P., a Delaware limited partnership ("Delaware
                LP");

        (iv)    Cantor G&W Holdings, LLC, a Delaware limited liability company
                ("Holdings LLC"); and

        (v)     Howard W. Lutnick, a U.S. citizen and the sole member of
                Holdings LLC (together with Nevada LP, the Delaware LLC,
                Delaware LP and Holdings LLC, collectively referred to as the
                "Reporting Persons").

        (vi)    The principal business of Nevada LP is the pursuit of
                opportunities in the gaming business. Delaware LLC, Delaware LP and Holdings LLC are holding companies for Nevada LP and have no other business. Mr. Lutnick's principal occupation is serving as
                Chairman, President and Chief Executive Officer of Cantor
                Fitzgerald, L.P. and as Chairman and Chief Executive Officer of
                eSpeed, Inc.

         The principal place of business of each Reporting Person is 135 East 57
Street, New York, New York 10022.

         Delaware LLC is the general partner of Nevada LP. Delaware LP is the managing member of Delaware LLC. Holding LLC is the general partner of Delaware
LP. Mr. Lutnick is the sole member of Holding LLC.

         None of the Reporting Persons has during the last five (5) years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or
State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Shares of Common Stock acquired to date were, and it is expected that any shares to be acquired by the Reporting Persons in the future will be, purchased with working capital.

CUSIP NO. 656541208                   13D                     PAGE 8 OF 16 PAGES

ITEM 4. PURPOSE OF TRANSACTION

         On December 8, 2004, Nevada LP and the Company entered into a Loan
Facility and Investment Agreement (the "Investment Agreement") pursuant to which
Nevada LP has agreed to provide up to $2 million in senior secured debt financing to the Company. In connection with the transaction, the Company issued certain warrants to Nevada LP and certain stockholders granted Nevada LP the right to acquire certain of their shares of Common Stock. The warrants and rights, if exercised, would enable Nevada LP to acquire control of the Company.
In addition, pursuant to the Amended and Restated Software Development and
License Agreement between the parties (the "Software Agreement"), the Company is required to develop for and license to Nevada LP, on an exclusive basis throughout the world, the Company's proprietary gaming software for use in connection with the internet and/or other technology, whether now existing or here after devised using a computer or similar device.

         The Investment Agreement provides for Nevada LP to provide the Company
$1,250,000 of senior secured debt financing, in addition to the $750,000 previously loaned to the Company ("Bridge Financing") by an affiliate of Nevada
LP, GEG Holdings, LLC ("GEG"), which was assigned to Nevada LP. Pursuant to the
Investment Agreement, Nevada LP has agreed to loan to the Company an additional
$1,250,000 in four (4) installments, subject in each instance to the satisfaction of customary closing conditions: (i) $250,000 upon the execution of the Investment Agreement; (ii) $500,000 on December 31, 2004; (iii) $250,000 on
March 31, 2005; and (iv) $250,000 on June 30, 2005. The loan is evidenced by a five (5) year senior secured promissory note (the "Note") which bears interest at the federal funds rate of interest in effect from time to time, plus six percent (6%) per annum. Interest accrues semi-annually, in arrears, on December
1 and June 1 of each year during the term of the Note (each, an "Interest
Payment Date"). The Note does not require the Company to make cash interest payments until maturity, and the loan is secured by a perfected, first priority security interest in all of the intellectual property assets of the Company. The first priority security interest in the intellectual property is evidenced by a security agreement that was executed and delivered upon the entering into of the
Bridge Financing (the "Security Agreement") and which was assigned to Nevada LP.
The Note may not be prepaid without the approval of Nevada LP.

         During the term of the Investment Agreement, which extends for as long as the Note is outstanding or any warrants issued under the Investment Agreement are outstanding or shares underlying such warrants are held by Nevada LP or its affiliates, Nevada LP has various rights with respect to the Company.
Specifically, among other things: (i) Nevada LP has the right to board representation in the form of two (2) board seats or two (2) board observers (or a combination of the two); (ii) Nevada LP has the right to receive periodically and upon request various financial and other information from the Company; (iii)
Nevada LP has pre-emptive rights with respect to the issuance of any additional equity securities; (iv) Nevada LP has so-called "demand" and "piggyback"
registration rights with respect to the equity securities of the Company owned by Nevada LP, however acquired, either pursuant to the Investment Agreement or otherwise; and (v) without the affirmative prior written consent of Nevada LP, the Company may not, among other things, (a) issue any additional equity securities, (b) incur any additional indebtedness, (c) effect a change in control, (d) amend or modify the Company's by-laws or articles of incorporation,
(e) modify or enter into new employment agreements with any executive offices of the Company, or (f) license any of its intellectual property. In addition,
Nevada LP has the right to cause the Company to reincorporate in the State of
Delaware (the "Reincorporation").

CUSIP NO. 656541208                    13D                   PAGE 9 OF 16 PAGES

         The Company issued to Nevada LP a five (5) year purchase warrant (the
"Equity Warrant"), immediately exercisable, in whole or in part, for up to at least 8,000,000 shares of Common Stock, at an initial per share exercise price of $0.60, subject to adjustment. The Equity Warrant also has anti-dilution protection that provides that Nevada LP shall always be entitled to acquire a fixed percentage of the Company's issued and outstanding Common Stock on a fully diluted basis exclusive of the Equity Warrant and Debt Warrant (as defined below) issued to Nevada LP. In addition, in the event that the Company effects the Reincorporation, the Equity Warrant is exercisable into shares of convertible preferred stock that the Company will have available for issuance upon such Reincorporation.

         The Company also issued to Nevada LP a stock purchase warrant to acquire $2 million worth of Common Stock (the "Debt Warrant"), which is immediately exercisable, in whole or in part, at Nevada LP's election, either for cash, or by converting all or a portion of the then outstanding principal amount of the loans into shares of Common Stock. The initial per share exercise price of the Debt Warrant, subject to adjustment, is equal to the lesser of (i)
the average of the closing market price of the Common Stock for the thirty (30)
days prior to the applicable exercise date, but in no event less than $0.40 per shares, and (ii) $0.54 per share. The Debt Warrant also has anti-dilution protection such that at all times it is exercisable into no less than a fixed percentage of the Company's issued and outstanding Common Stock on a fully diluted basis exclusive of the Equity Warrant and the Debt Warrant issued to
Nevada LP. In the event and to the extent Nevada LP exercises the Debt Warrant with cash, rather than converting the then outstanding principal amount of the
Note, the Loan Amount evidenced by the Note will remain a continuing liability of the Company. As is the case with the Equity Warrant, in the event that the
Company effects the Reincorporation, the Debt Warrant is exercisable for shares of convertible preferred stock that the Company will have available for issuance upon such Reincorporation.

         In addition, prior to the maturity of the loan, Nevada LP has the right to convert the accrued interest thereunder into shares of Common Stock pursuant to one or more interest warrants (each an "Interest Warrant") at a price per share equal to the lesser of (a) the average of the closing market price of the
Common Stock for the thirty (30) days prior to the applicable Interest Payment
Date, but in any event not less than $0.40 per share, and (b) $0.54 per share, rounded up to the nearest share. As is the case with the Equity Warrant and the
Debt Warrant, in the event of a Reincorporation of the Company, the Interest
Warrant will be exercisable for shares of convertible preferred stock of the
Company that the Company will have available for issuance upon such
Reincorporation.

         In the event that the Reincorporation were affected, it is presently anticipated that the convertible preferred stock that will be available for issuance upon the exercise of the Equity Warrant, the Debt Warrant and the
Interest Warrant would have the following rights, preferences and privileges, among others: (i) a liquidation preference of $0.60 per share; (ii) be convertible into shares of Common Stock on a one-to-one basis; (iii) rank senior to all other series of preferred stock outstanding; (iv) full ratchet anti-dilution protection; (v) a right of first refusal with respect to any equity or convertible securities issued by the Company; (vi) four immediate demand registration rights and unlimited customary piggy back registration rights; and (vii) various protective voting rights.

CUSIP NO. 656541208                   13D                    PAGE 10 OF 16 PAGES

         Simultaneously upon entering into the Investment Agreement, Nevada LP also entered into an Option Agreement and Irrevocable Proxy (the "Option
Agreement") with various stockholders, including certain executive officers and directors of the Company (as such parties, collectively, the "Optionors"). Under the terms of the Option Agreement, Nevada LP has an irrevocable option (the
"Option") to purchase up to 7,500,000 shares of Common Stock (the "Option
Shares") beneficially owned by the Optionors on the following terms: (A) upon the execution of the Option Agreement until December 31, 2005, up to 7,500,000
Option Shares, at an exercise price of $0.60 per share; (B) from January 1, 2006 until December 31, 2006, the balance of the 7,500,000 Option Shares not purchased prior to this period, not to exceed 5,000,000 Option Shares, at an exercise price of $0.80 per share; and (C) from January 1, 2007 until December
31, 2007, the balance of the 7,500,000 Option Shares not purchased prior to this period, not to exceed 2,500,000 Option Shares, at an exercise price of $1.00 per share; provided, however, that Nevada LP shall not be able to exercise the
Option to acquire more than 54% of the Common Stock. The Optionors also granted
Nevada LP a right of first refusal with respect to any proposed sale by an
Optionor of any shares of Common Stock. Upon the execution of the Option
Agreement, the Optionors agreed to vote all of their shares of Common Stock, including but not limited to their Option Shares, in favor or any Nevada LP nominee to the Board of Directors. Finally, the Optionors have granted Nevada LP an irrevocable proxy with respect to all of their shares of Common Stock, including their Option Shares, which shall only be effective upon acquisition of beneficial ownership of at least 11,700,000 shares of Common Stock (or in the event of the Reincorporation, acquisition of convertible preferred stock that is convertible into 11,700,000 shares of Common Stock).

         The summaries of the Investment Agreement, the Note, the Option
Agreement, the Equity Warrant, the Debt Warrant, the Interest Warrant, the
Security Agreement and the Software Agreement in this Item 4 are qualified in their entirety by reference to each of such agreements, each of which is filed herewith as an exhibit and incorporated by reference.

         Nevada LP's interest in the Company at this time is principally as a shareholder, a secured debt holder and as a licensee of the software noted
above. Nevada LP has no current plans which relate to or would result in exercising the warrants, acquiring Option Shares, causing the Company to effect the Reincorporation or acquiring corporate control of the Company or appointing any directors to the board of directors. As such, the Reporting Persons'
acquisition of shares of Common Stock they beneficially own were for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional shares of Common Stock, or to sell or otherwise dispose of all or part of the Common Stock, if any, beneficially owned by them, in any manner permitted by law. Except as otherwise disclosed herein, none of the Reporting Persons currently has any agreements which relate to or would result in any of the matters described in Items
4(a)-(j) of the Instructions to Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         Based on the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2004, filed with the Commission on November 15, 2004, there were 19,017,352 shares of Common Stock outstanding on November 15, 2004. Nevada
LP holds of record 948,966 shares of Common Stock, or 4.99% of the current outstanding shares of Common Stock. In addition, Nevada LP has the right to acquire within sixty (60) days and thereby, pursuant to Rule 13d-3(d)(1), is deemed to beneficially own, 8,000,000 shares; 3,703,703 shares (assuming an exercise price of $0.54 per share) and 7,500,000 shares, from the exercise of the Equity Warrant, the Debt Warrant and the Option Agreement, respectively, or a total of 19,203,703 shares of Common Stock.

CUSIP NO. 656541208                    13D                   PAGE 11 OF 16 PAGES

         Accordingly, Nevada LP beneficially owns and each other Reporting
Person indirectly beneficially owns an aggregate of 20,152,669 shares of Common
Stock, or 65.6% of the shares of Common Stock deemed outstanding, in accordance with Rule 13d-3(d)(1)(D), after giving effect to the shares issuable upon the exercise of the Equity Warrant and the Debt Warrant. Each Reporting Person has
sole voting and dispositive power over the shares beneficially owned.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER

         Item 4 of this Schedule 13D is incorporated herein by reference.

         Other than the matters disclosed in response to Items 4 and 5, which is incorporated herein by reference, none of the Reporting Persons is party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP NO. 656541208                     13D                  PAGE 12 OF 16 PAGES

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         The following are hereby filed as additional exhibits to this Schedule
13D:

Exhibit 1    Joint Filing Agreement.

Exhibit 2    Loan Facility and Investment Agreement by and between Gaming &
             Entertainment Group, Inc. and Cantor G&W (Nevada), L.P. dated
             December 8, 2004 (incorporated by reference from Exhibit 99.1 to
             Gaming & Entertainment Group, Inc.'s Current Report on Form 8-K
             filed December 9, 2004) (file number 000-28399).

Exhibit 3    Senior Secured Note by and between Gaming & Entertainment Group,
             Inc. and Cantor G&W (Nevada), L.P. dated December 8, 2004
             (incorporated by reference from Exhibit 99.2 to Gaming &
             Entertainment Group, Inc.'s Current Report on Form 8-K filed
             December 9, 2004) (file number 000-28399).

Exhibit 4    Equity Warrant issued in favor of Cantor G&W (Nevada), L.P. dated
             December 8, 2004 (incorporated by reference from Exhibit 99.3 to
             Gaming & Entertainment Group, Inc.'s Current Report on Form 8-K
             filed December 9, 2004) (file number 000-28399).

Exhibit 5    Debt Warrant issued in favor of Cantor G&W (Nevada), L.P. dated
             December 8, 2004 (incorporated by reference from Exhibit 99.4 to
             Gaming & Entertainment Group, Inc.'s Current Report on Form 8-K
             filed December 9, 2004) (file number 000-28399).

Exhibit 6    Form of Interest Warrant to be issued in favor of Cantor G&W
             (Nevada), L.P. (incorporated by reference from Exhibit 99.4 to
             Gaming & Entertainment Group, Inc.'s Current Report on Form 8-K
             filed December 9, 2004) (file number 000-28399).

Exhibit 7    Option Agreement and Irrevocable Proxy by and between Cantor G&W
             (Nevada), L.P., on the one hand, and Tibor N. Vertes, the Vertes
             Family Trust, Gregory L. Hrncir, the Hrncir Family Trust, Kevin J.
             Burman, Sheldon Harkness, Zen Investments Pty Ltd, Andrew Sorensen,
             and Gaming & Entertainment Group, Ltd., on the other hand, dated
             December 8, 2004) ((incorporated by reference from Exhibit 99.5 to
             Gaming & Entertainment Group, Inc.'s Current Report on Form 8-K
             filed December 9, 2004 (file number 000-28399).

Exhibit 8    Amended and Restated Software Development and License Agreement by
             and between Cantor G&W (Nevada), L.P., on the one hand, and Gaming
             & Entertainment Group, Inc. and Gaming & Entertainment Technology
             Pty Ltd, on the other hand, dated December 8, 2004 (incorporated by reference from Exhibit 99.6 to Gaming & Entertainment Group, Inc.'s
             Current Report on Form 8-K filed December 9, 2004) (file number
             000-28399).

Exhibit 9    Amended & Restated Source Code Escrow Agreement by and between
             Gaming & Entertainment Group, Inc., Gaming & Entertainment
             Technology Pty Ltd, Cantor G&W (Nevada), L.P., Zukerman Gore &
             Brandeis, LLP, and BMM International Pty Limited of Level 3, dated
             December 8, 2004 (incorporated by reference from Exhibit 99.7 to
             Gaming & Entertainment Group, Inc.'s Current Report on Form 8-K
             filed December 9, 2004) (file number 000-28399).

CUSIP NO. 656541208                     13D                  PAGE 13 OF 16 PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 20, 2004

                      CANTOR G&W (NEVADA), L.P.
                          By:  CANTOR G&W (NEVADA), LLC, as its general partner
                          By:  CANTOR G&W, L.P., as its member
                          By:  CANTOR G&W HOLDINGS, LLC, as its general partner
                          By:  HOWARD W. LUTNICK
                               Member

                            /s/  Howard W. Lutnick
                          -----------------------------------------------------

                      CANTOR G&W (NEVADA) LLC
                          By:  CANTOR G&W, L.P., as its member
                          By:  CANTOR G&W HOLDINGS, LLC, as its general partner
                          By:  HOWARD W. LUTNICK
                               Member

                            /s/  Howard W. Lutnick
                          -----------------------------------------------------

                      CANTOR G&W, L.P.
                          By:  CANTOR G&W HOLDINGS, LLC, as its general partner
                          By:  HOWARD W. LUTNICK
                               Member

                            /s/  Howard W. Lutnick
                          -----------------------------------------------------

                      CANTOR G&W HOLDINGS, LLC
                          By:  HOWARD W. LUTNICK, member

                            /s/  Howard W. Lutnick
                          -----------------------------------------------------

                        /s/  Howard W. Lutnick
                      ---------------------------------------------------------
                      HOWARD W. LUTNICK

       [Signature Page to Schedule 13D Gaming & Entertainment Group, Inc.]

CUSIP NO. 656541208                    13D                   PAGE 14 OF 16 PAGES

                                  EXHIBIT INDEX

         The following are hereby filed as additional exhibits to this Schedule
13D:

Exhibit 1    Joint Filing Agreement.

Exhibit 2    Loan Facility and Investment Agreement by and between Gaming &
             Entertainment Group, Inc. and Cantor G&W (Nevada), L.P. dated
             December 8, 2004 (incorporated by reference from Exhibit 99.1 to
             Gaming & Entertainment Group, Inc.'s Current Report on Form 8-K
             filed December 9, 2004) (file number 000-28399).

Exhibit 3    Senior Secured Note by and between Gaming & Entertainment Group,
             Inc. and Cantor G&W (Nevada), L.P. dated December 8, 2004
             (incorporated by reference from Exhibit 99.2 to Gaming &
             Entertainment Group, Inc.'s Current Report on Form 8-K filed
             December 9, 2004) (file number 000-28399).

Exhibit 4    Equity Warrant issued in favor of Cantor G&W (Nevada), L.P. dated
             December 8, 2004 (incorporated by reference from Exhibit 99.3 to
             Gaming & Entertainment Group, Inc.'s Current Report on Form 8-K
             filed December 9, 2004) (file number 000-28399).

Exhibit 5    Debt Warrant issued in favor of Cantor G&W (Nevada), L.P. dated
             December 8, 2004 (incorporated by reference from Exhibit 99.4 to
             Gaming & Entertainment Group, Inc.'s Current Report on Form 8-K
             filed December 9, 2004) (file number 000-28399).

Exhibit 6    Form of Interest Warrant to be issued in favor of Cantor G&W
             (Nevada), L.P. (incorporated by reference from Exhibit 99.4 to
             Gaming & Entertainment Group, Inc.'s Current Report on Form 8-K
             filed December 9, 2004) (file number 000-28399).

Exhibit 7    Option Agreement and Irrevocable Proxy by and between Cantor G&W
             (Nevada), L.P., on the one hand, and Tibor N. Vertes, the Vertes
             Family Trust, Gregory L. Hrncir, the Hrncir Family Trust, Kevin J.
             Burman, Sheldon Harkness, Zen Investments Pty Ltd, Andrew Sorensen,
             and Gaming & Entertainment Group, Ltd., on the other hand, dated
             December 8, 2004) ((incorporated by reference from Exhibit 99.5 to
             Gaming & Entertainment Group, Inc.'s Current Report on Form 8-K
             filed December 9, 2004 (file number 000-28399).

Exhibit 8    Amended and Restated Software Development and License Agreement by
             and between Cantor G&W (Nevada), L.P., on the one hand, and Gaming
             & Entertainment Group, Inc. and Gaming & Entertainment Technology
             Pty Ltd, on the other hand, dated December 8, 2004 (incorporated by reference from Exhibit 99.6 to Gaming & Entertainment Group, Inc.'s
             Current Report on Form 8-K filed December 9, 2004) (file number
             000-28399).

Exhibit 9    Amended & Restated Source Code Escrow Agreement by and between
             Gaming & Entertainment Group, Inc., Gaming & Entertainment
             Technology Pty Ltd, Cantor G&W (Nevada), L.P., Zukerman Gore &
             Brandeis, LLP, and BMM International Pty Limited of Level 3, dated
             December 8, 2004 (incorporated by reference from Exhibit 99.7 to
             Gaming & Entertainment Group, Inc.'s Current Report on Form 8-K
             filed December 9, 2004) (file number 000-28399).